Other Insured Rider

                                 Term Insurance

     Based on the application for this rider and the payment of its monthly deduction this rider is made a part of the policy. This rider is subject to all policy terms and provisions unless this rider changes them. No separate policy values are generated by this rider, but the addition of the rider may affect the policy's values.

Definition of "Other Insured"

     Each person, other than the primary insured, whose life is insured by this rider. Each other insured is shown under Policy Data. If there is more than one other insured, the provisions of this rider will apply individually as to each other insured.

Definition of "Face Amount"

     The amount of the death benefit provided by this rider. The face amount for each other insured is shown under Policy Data.

What benefit does this rider provide?

     If we receive proof satisfactory to us that the other insured died while this rider was in force, we will pay a death benefit to the beneficiary of this rider. The death benefit will be the face amount in force as of the date of death of the other insured. The beneficiary is named in the application for this rider unless changed as provided below.

     Subject to the terms of the policy, the death benefit payable may be applied under one of the payment options shown in the policy.

How do you change the beneficiary of this rider?

     You may change a named beneficiary by satisfactory written request to us provided:

     o  the base policy is in force;
     o  this rider is in force; and
     o  the other insured is alive.

     Once the change is received by us, it will take effect as of the date it is signed subject to any action taken or payment made by us before its receipt.

     When you name, add, or change a beneficiary, we will assume that it applies to the base policy unless you tell us that it applies to this rider.

Is there a monthly deduction for the cost of this rider?

     Yes. While this rider is in force, a monthly deduction for the cost of this rider is taken from the policy's value for each other insured. The amount of the deduction is the face amount of each other insured as shown under Policy Data divided by 1,000 times the monthly cost of insurance rate.

     If a Waiver of Monthly Deduction rider is attached to the policy, the monthly deduction for the cost of the Waiver of Monthly Deduction rider for each other insured is equal to 1 x 2 divided by 1000 where:

     (1) is the Waiver of Monthly Deduction rate from the Waiver of Monthly Deduction Rider Cost of Insurance Table, based on the then attained age of the insured;

     (2)  is the face amount for each other insured shown under Policy Data.

What is the cost of insurance rate?

     The cost of insurance rate is the rate applied to the face amount of this rider to determine the monthly deduction. It is based on the sex, attained age, and risk classification of the other insured. For purposes of this rider, "attained age" means age of the other insured on the prior rider anniversary.

     We may change monthly cost of insurance rates from time to time. Any change in the cost of insurance rate will apply to all individuals of the same risk class as the other insured. Any change will be in accordance with procedures and standards on file with the state insurance department. We will review the cost of insurance rates for inforce policies whenever we change the cost of insurance rates for new policies. This review will be done no more than once each policy year but no less than once each five policy years. Cost of insurance rates will be determined by us based on our expectations as to expense, persistency and investment earnings experience. The cost of insurance rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance attached to this rider.

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     The Guaranteed Maximum Monthly Cost of Insurance Rates in the policy, for ages 20 and over, are based on the Commissioners Standard Ordinary
     Smoker or Nonsmoker, Male or Female Mortality Tables, Age Last Birthday.

     The rates for ages under 20 do not distinguish between smokers and nonsmokers and are based on the 1980 Standard Ordinary Mortality Table, Male or Female, Age Last Birthday. Shortly before the other insured becomes age 20, we will send you a notice that we may begin charging smoker rates upon the other insured's age 20 policy anniversary. If you do not apply for nonsmoker rates, or the other insured does not qualify for non-smoker rates, the other insured will be reclassified as a smoker, and smoker guaranteed maximum monthly cost of insurance rates will apply to this rider.

Can you change the face amount of this rider?

     Decreases of the Face Amount

     While this rider is in force, you may decrease the face amount once per year by written request. The decrease may only be made after the first rider year and is subject to the following rules:

     1. Any decrease will be effective on the monthly date on or next following our receipt of your written request. Any such decrease will be applied in the following order:

          (a)  against the face amount provided by the most recent increase;
               then
          (b)  against the next most recent increases successively; then
          (c)  against the original face amount of this rider.

     2. The face amount that remains in force after a decrease may not be less than the minimum face amount shown under Policy Data.

     Increases of the Face Amount

     While this rider is in force, you may increase the face amount at any time by written request. You may not, however, make any increase in the face amount during a period of disability of the insured. Increases are subject to the following rules.

     1. You must apply for an increase on a form satisfactory to us and before the other insured's attained age 75.

     2. You must furnish satisfactory evidence of insurability of the other insured. If the policy includes a disability waiver of monthly deductions rider, you must also provide evidence of insurability of the insured under the base policy.

     3. Any increase will be subject to our issue rules and limits at the time of increase.

     4.   The minimum increase in the face amount is $10,000.

     5. Any increase will be effective on the monthly date on or next following the date your application is approved.

Can coverage under this rider be converted to a new policy?

     After the first year of coverage, you may convert such coverage to a new individual life insurance policy on the life of the other insured. No evidence of insurability will be required. Coverage, however, may be converted only:

     (1)  if the other insured is alive;
     (2)  while this rider is in force with respect to the other insured;
     (3)  before the other insured's attained age 75; and
     (4) while the base policy is in force or within 31 days after the insured's death.

     Application must be made by written request. During your lifetime, only you may apply for conversion. If you are the insured, then the other insured will have 31 days after the death of the insured to apply for conversion.

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The New Policy

     The amount of the new policy may be for an amount up to the face amount of this rider in force at the time of conversion. The new policy date will be effective as of the date the application for conversion is signed. The new policy must be one of our level premium whole life, endowment or flexible premium adjustable whole life policies we are then issuing. The new policy will be in the same risk class as this rider.

     The premium will depend on the policy you choose and will be based on the amount of insurance and the other insured's age and sex at the time of conversion. The contestable and suicide periods of the new policy will be measured from the effective date of this rider or the effective date of any increase in face amount of this rider, whichever is applicable.

When will coverage under this rider terminate?

     Coverage under this rider will terminate on the earliest of the following:

     1. the monthly date on or next following receipt of your written request for coverage to end; or
     2.   the date the policy terminates due to other than the insured's death;
          or
     3. 31 days after the insured's death. During these 31 days, we will not charge you for coverage under this rider; or
     4.   the date of conversion of coverage as provided in this rider; or
     5.   the insured's maturity date age 100 anniversary; or
     6.   the other insured's attained age 80.

Can this rider be reinstated if the policy has lapsed?

     If the policy and this rider lapsed as provided in the policy's Grace Period provision, this rider may be reinstated within 5 years of the date of lapse if:

     1.   this rider was in effect when the policy lapsed; and
     2.   the policy is reinstated; and
     3.   the requirements stated below are met.

     In order to reinstate coverage for this rider, you must:

     1.   furnish satisfactory evidence of insurability for the other insured;
          and
     2.   pay a premium sufficient to keep this rider in force for 3 months; and
     3. pay the monthly deductions that were not collected during the grace period.

     The effective date of reinstatement will be the monthly date on or next following the date we approve the application for reinstatement.

     We will have two years from the effective date of reinstatement during the other insured's lifetime to contest the truth of statements or representations in the reinstatement application.

What if the age or sex of the other insured has been misstated?

     In this event, any amount payable under this rider will be the amount of insurance, if any, that the rider cost for the policy month during which such death occurred, would have purchased had the cost of the benefits provided under the rider been calculated using the rider Cost of Insurance Rates for the correct age and sex.

When will this rider become incontestable?

     After coverage with respect to the other insured has been in force during the other insured's lifetime for two years from its effective date, we cannot contest the coverage.

     Any increase in face amount will be incontestable only after such amount has been in force during the other insured's lifetime for two years from the effective date of such increase.

Is there a suicide exclusion?

     Yes. Suicide by the other insured within two years from the effective date of coverage is not covered. In this event, our liability under this rider will be limited to the total of the monthly deductions taken for the other insured's coverage.

     If the other insured commits suicide within two years after the effective date of any increase in face amount, our liability will be limited to an amount equal to the cost of the additional coverage.

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What is the effective date of this rider?

     This rider is issued as of the policy date of the policy unless a different date is shown under Policy Data.

IDS Life Insurance Company of New York

(signature of) Eric L. Marhoun

Secretary